

BANCO SANTANDER-CHILE AND SUBSIDIARIES
CONSOLIDATED FINANCIAL INFORMATION

As of May 31, 2026

The principal balances and results accumulated for the period ending May 2026 (amounts in millions of Chilean pesos).

SUMMARIZED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Principal assets	MCh$
Cash and deposits in banks	2,139,523
Loans and accounts receivables from customers and banks, net	39,919,426
Loans and accounts receivables from customers at fair value, net	406,235
Financial instruments	9,922,047
Financial derivative contracts	10,621,392
Other asset ítems	7,795,120
Total assets	**70,803,743**

Principal liabilities	MCh$
Deposits and other demand liabilities	14,438,090
Time deposits and other time liabilities	17,700,402
Issued debt and regulatory capital instruments	10,186,473
Financial derivative contracts	10,814,101
Other liabilities ítems	12,593,134
Total equity	5,071,543
Total liabilities and Equity	**70,803,743**

Equity attributable to:	
Equity holders of the Bank	4,910,825
Non-controlling interest	160,718

SUMMARIZED CONSOLIDATED STATEMENTS OF INCOME FOR THE PERIOD

Operational results	MCh$
Net interest income	911,931
Net fee and commission income	253,100
Result from financial operations	129,609
Total operating income	**1,294,640**
Provision for loan losses	(233,490)
Support expenses	(381,683)
Other results	(20,714)
Income before tax	**658,753**
Income tax expense	(88,259)
Net income for the period	**570,494**

Attributable to:	
Equity holders of the Bank	557,020
Non-controlling interest	13,474

JONATHAN COVARRUBIAS H.
Chief Accounting Officer

ANDRES TRAUTMANN B.
Chief Executive Officer



BANCO SANTANDER-CHILE Y AFILIADAS
INFORMACIÓN FINANCIERA CONSOLIDADA

Al 31 de Mayo de 2026

A continuación, se presentan los principales saldos de balance y resultados acumulados por el periodo de cierre de mes de Mayo de 2026 (cifras en millones de pesos).

ESTADO DE SITUACIÓN FINANCIERA CONSOLIDADO RESUMIDO	
Principales rubros del activo	**MM$**
Efectivo y depósitos en bancos	2.139.523
Créditos y cuentas por cobrar a clientes y bancos	39.919.426
Créditos y cuentas por cobrar a clientes a valor razonable	406.235
Instrumentos financieros	9.922.047
Contratos de derivados financieros	10.621.392
Otros rubros del activo	7.795.120
Total Activos	**70.803.743**

Principales rubros del pasivo	**MM$**
Depósitos y otras obligaciones a la vista	14.438.090
Depósitos y otras captaciones a plazo	17.700.402
Instrumentos de deuda y capital regulatorio emitidos	10.186.473
Contratos de derivados financieros	10.814.101
Otros rubros del pasivo	12.593.134
Total patrimonio	5.071.543
Total Pasivos y Patrimonio	**70.803.743**

Patrimonio atribuible a:	
Tenedores patrimoniales del Banco	4.910.825
Interés no controlador	160.718

ESTADO DE RESULTADOS CONSOLIDADO DEL PERIODO RESUMIDO	
Resultados operacionales	**MM$**
Ingresos netos por intereses y reajustes	911.931
Ingresos netos de comisiones	253.100
Resultado de operaciones financieras	129.609
Total ingresos operacionales	**1.294.640**
Gasto de pérdidas crediticias	(233.490)
Gastos de apoyo	(381.683)
Otros resultados	(20.714)
Resultado antes de impuesto	**658.753**
Impuesto a la renta	(88.259)
Utilidad consolidada del periodo	**570.494**

Resultado atribuible a:	
Tenedores patrimoniales del Banco	557.020
Interés no controlador	13.474

JONATHAN COVARRUBIAS H.
Gerente de Contabilidad

ANDRES TRAUTMANN B.
Gerente General

IMPORTANT NOTICE

The unaudited financial information has been prepared in accordance with the Compendium of Accounting Standards for Banks effective from January 1, 2022 issued by the Financial Market Commission (FMC), The accounting principles issued by the FMC are substantially similar to IFRS but there are some exceptions, The FMC is the banking industry regulator according to article 2 of the General Banking Law, which by General Regulation establishes the accounting principles to be used by the banking industry, For those principles not covered by the Compendium of Accounting Standards for Banks, banks can use generally accepted accounting principles issued by the Chilean Accountant's Association AG which coincide with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), If discrepancies exist between the accounting principles issued by the FMC (Compendium of Accounting Standards for Banks) and IFRS the Compendium of Accounting Standards for Banks will take precedence,

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